 **Southwestern Energy Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES RECORD
SECOND QUARTER 2004 RESULTS

Houston, Texas – July 29, 2004...Southwestern Energy Company (NYSE: SWN) today announced financial results for the second quarter of 2004. Highlights include:

- Record earnings of $20.8 million, or $0.56 per diluted share
- Production totaling 12.6 Bcfe, up 25% from the second quarter of 2003
- Development drilling programs in East Texas and Arkoma Basin continue to deliver excellent results

For the second quarter of 2004, net income more than doubled to $20.8 million, or $0.56 per diluted share, from $9.5 million, or $0.26 per diluted share, for the same period in 2003. Included in the company's results for the second quarter of 2004 was a pre-tax gain of $1.5 million, or approximately $0.02 per diluted share, on the sale of commercial real estate. Net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure which has been reconciled below) was $50.3 million in the second quarter of 2004, up 76% from $28.5 million for the same period in 2003. Strong commodity prices and a 25% increase in production from the company's exploration and production (E&P) segment led to the improved financial results.

Net income for the six months ended June 30, 2004 was $45.3 million, or $1.23 per diluted share, up 95% from $23.2 million, or $0.71 per diluted share, for the same period in 2003. Net cash provided by operating activities before changes in operating assets and liabilities was $106.8 million for the first six months of 2004, up 64% from $65.2 million for the same period in 2003.

"2004 is shaping up to be another record year for our company," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "The combination of growing production volumes and high realized commodity prices are delivering record earnings and cash flows from our E&P segment. Our development drilling programs in East Texas and the Arkoma Basin continue to create significant value, and our exploration success in New Mexico is contributing nicely to our production volumes."

Second Quarter 2004 Financial Results

E&P Segment - Operating income from the company's E&P segment was $37.5 million for the three months ended June 30, 2004, up from $21.5 million for the same period in 2003. The comparative increase was primarily due to a 25% increase in production volumes combined with higher realized oil and gas prices.

- MORE -

Gas and oil production totaled 12.6 Bcfe for the three months ended June 30, 2004, up from 10.1 Bcfe in the same period of 2003, and 11.4 Bcfe in the first quarter of 2004. The increase in production over the prior year resulted primarily from higher production volumes from the company's Overton Field in East Texas and increased production from the company's River Ridge discovery in New Mexico.

Southwestern's average realized gas price was $5.25 per Mcf in the second quarter of 2004, up 23% from $4.28 per Mcf in the second quarter of 2003. Southwestern's average realized oil price was $28.68 per barrel during the second quarter of 2004, compared to $27.40 per barrel in the second quarter of 2003.

Lease operating expenses per Mcfe for the company's E&P segment were $0.39 per Mcfe in the second quarter of 2004, compared to $0.36 per Mcfe in the second quarter of 2003. General and administrative expenses per Mcfe were $0.35 in the second quarter of 2004, compared to $0.40 per Mcfe in the same period in 2003. The decrease in general and administrative expenses per Mcfe was primarily due to higher production volumes.

Natural Gas Distribution Segment - The company's natural gas distribution segment realized a seasonal operating loss of $1.4 million in the second quarter of 2004, compared to a loss of $2.1 million for the same period in 2003. The comparative improvement in the operating loss in 2004 was primarily due to the effects of a $4.1 million annual rate increase implemented in October 2003. The positive impact of the utility's rate increase more than offset the effects of warmer weather in the utility's service territory during the second quarter of 2004, which was 16% warmer than normal and 6% warmer than the prior year.

Marketing and Transportation and Other Segments - Operating income from the company's natural gas marketing activities was $0.8 million for the three months ended June 30, 2004, compared to $0.5 million in the second quarter of 2003. The company recorded a pre-tax loss from operations of $0.7 million relating to the company's 25% interest in the NOARK pipeline partnership during the second quarter of 2004, compared to a pre-tax loss of $0.1 million for the same period in 2003. The loss in 2004 included adjustments to previous allocations of income and expense by the pipeline's operator. The company's results for the second quarter of 2004 also include a pre-tax gain of $1.5 million relating to the sale of 14 acres of undeveloped commercial real estate located in Fayetteville, Arkansas.

First Six Months 2004 Financial Results

E&P Segment - Operating income for the E&P segment was $70.9 million during the first six months of 2004, compared to $40.4 million during the first six months of 2003. The increase was primarily due to a 27% increase in production volumes combined with higher realized oil and gas prices.

Gas and oil production totaled 24.0 Bcfe for the six months ended June 30, 2004, up from 18.9 Bcfe for the first six months of 2003. The increase in production resulted primarily from higher production volumes from the company's Overton Field in East Texas, increased production in the Arkoma Basin and the company's River Ridge discovery in New Mexico.

Southwestern's average realized gas price was $5.09 per Mcf for the first six months of 2004, up from $4.22 per Mcf during the first six months of 2003. Southwestern's average realized oil price was $28.55 per barrel for the first six months of 2004, compared to $27.54 per barrel during the first six months of 2003.

Lease operating expenses per Mcfe for the company's E&P segment were $0.39 per Mcfe during both the first six months of 2004 and 2003. General and administrative expenses per Mcfe were $0.37 per Mcfe during the first six months of 2004, compared to $0.42 per Mcfe in the same period in 2003. The decrease was primarily due to higher production volumes.

Natural Gas Distribution Segment - Operating income for Southwestern's utility was $7.4 million during the first six months of 2004, up from $5.9 million during the first six months of 2003. The comparative increase in operating income in 2004 was primarily due to the effects of a $4.1 million annual rate increase implemented in late 2003. The positive impact of the utility's rate increase combined with an increase in the number of customers offset the effects of warmer weather for the first half of the year, which was 5% warmer than normal and 9% warmer than the same period in 2003.

Marketing and Transportation and Other Segments - Operating income for the company's natural gas marketing activities was $1.7 million during the first six months of 2004, compared to $1.2 million in the same period in 2003. The company recorded a pre-tax loss from operations related to its investment in NOARK of $0.5 million during the first six months of 2004, compared to pre-tax income of $1.4 million in the same period in 2003. Results for 2003 include a pre-tax gain of $1.3 million related to the sale of a non-strategic portion of NOARK's pipeline. The company's results in the first half of 2004 and 2003 included a pre-tax gain of $3.0 million and $2.7 million, respectively, related to the sale of gas in storage inventory.

E&P Update

In the first half of 2004, the company participated in drilling 93 wells. Of these, 67 were successful, 7 were dry and 19 were in progress at the end of the second quarter, for an overall success rate of 91%.

In the Arkoma Basin, the company spudded a total of 10 wells at its Ranger Anticline Area in Yell County, Arkansas, of which 7 were successful, 2 were dry, and 1 was in progress. In 2004, Southwestern plans to drill a total of approximately 20 wells at Ranger. Since inception, the company has completed 33 out of 40 wells drilled at Ranger, adding 42.0 net Bcfe at a finding and development cost of $0.81 per Mcfe. Based on recent results, the company estimates that there are at least 30 additional low-risk locations at Ranger to be drilled after 2004, and an additional 90 locations that are contingent on the drilling success of the current low-risk inventory.

At the company's Overton Field located in Smith County, Texas, 45 wells were spudded in the first half of 2004, of which 38 were producers and 7 were in progress. Southwestern continues to maintain the 100% drilling success rate at Overton that began in 2001. Gross production at the Overton Field at the end of the second quarter was approximately 80 MMcfe per day, up from 60 MMcfe per day at the end of 2003.

Southwestern currently has 5 rigs running at Overton and expects to drill a total of 74 wells in 2004. The wells drilled in 2004 have taken an average of 22 days to drill, with an average initial production rate of 2.9 MMcfe per day and an estimated ultimate recovery of 1.8 Bcfe per well. Based on current well performance projections and reasonable gas price assumptions, the company anticipates that its drilling program at Overton could extend beyond 2006. With a NYMEX price of $5.00 per Mcf, the company estimates that approximately 130 wells (with reserve potential of approximately 130 Bcfe) could be drilled beyond 2004. Alternatively, with a NYMEX price of $6.00 per Mcf, the company estimates that 187 wells (with reserve potential of approximately 175 Bcfe) could be drilled beyond its 2004 drilling program.

In the Permian Basin, the company announced last week it had acquired additional working interest in its River Ridge discovery in Lea County, New Mexico for $14.4 million.

In South Louisiana, Southwestern spudded its L'Orange prospect in the second quarter. Southwestern operates this exploration prospect, targeting the Marg A sands at 15,600 feet, with a 50% working interest. The well is currently drilling at 10,800 feet and is expected to be at total depth in approximately 10 weeks.

Southwestern Updates Guidance for 2004

The following statements regarding estimates for the year 2004 are considered to be forward-looking statements and the company's actual financial and operating results could differ materially from those projected as a result of certain factors listed at the end of this press release.

Southwestern is targeting 2004 oil and gas production at 50.0 - 52.0 Bcfe, an increase of 21 - 26% over the company's 2003 production of 41.2 Bcfe. The increase from the company's June estimate of 48.5 - 50.5 Bcfe for 2004 is primarily due to increased net production from the company's recent acquisition of additional working interests in its River Ridge discovery in New Mexico and from continued success of the company's drilling program. Below is a table showing the company's actual production through June 30, 2004, along with its estimated production guidance for the third and fourth quarters of 2004:

	1st Quarter Actual	2nd Quarter Actual	3rd Quarter Estimate	4th Quarter Estimate	Full-Year 2004 Estimate
Production:					
Gas (Bcf)	10.5	11.8	12.1 – 13.0	12.4 – 13.4	**46.8 – 48.7**
Oil (MBbls)	152	140	130 – 140	120 – 130	**542 – 562**
Total Production (Bcfe)	11.4	12.6	12.9 – 13.8	13.1 – 14.2	**50.0 – 52.0**

Assuming NYMEX commodity prices of $6.00 per Mcf of gas and $34.00 per barrel of oil for 2004, the company is targeting net income of $94 - $97 million and net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure; see explanation below) of $225 - $228 million in 2004. The company expects its operating income to approximate $172 - $175 million and its net income plus interest, income tax expense, depreciation, depletion and amortization (also referred to as EBITDA and a non-GAAP measure which has been reconciled below) to be approximately $242 - $245 million in 2004.

The following table demonstrates different NYMEX price scenarios and their corresponding estimated impact on the company's results for 2004, including current hedges in place:

NYMEX Commodity Prices	Net Income	Operating Income	Net Cash Flow Before Changes in Operating Assets and Liabilities*	EBITDA*
$5.00 Gas $30.00 Oil	$72 – $75 Million	$135 – $138 Million	$190 – $193 Million	$207 – $210 Million
$6.00 Gas $34.00 Oil	$94 – $97 Million	$172 – $175 Million	$225 – $228 Million	$242 – $245 Million

* Non-GAAP measure; see Explanation and Reconciliation of Non-GAAP Financial Measures below.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. Forecasting changes in operating assets and liabilities would require unreasonable effort, would not be reliable and could be misleading. Therefore, the reconciliation of the company's forecasted net cash provided by operating activities before changes in operating assets and liabilities has assumed no changes in assets and liabilities. The first table below reconciles actual net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended June 30,		6 Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
		(in thousands)		
Net cash provided by operating activities	$ 43,733	$ 31,736	$ 120,473	$ 70,308
Add back (deduct):				
Change in operating assets and liabilities	6,570	(3,208)	(13,651)	(5,094)
Net cash provided by operating activities before changes in operating assets and liabilities	$ 50,303	$ 28,528	$ 106,822	$ 65,214

	2004 Guidance	
	NYMEX Commodity Price Assumptions	
	$5.00 Gas $30.00 Oil	$6.00 Gas $34.00 Oil
	(in millions)	
Net cash provided by operating activities	$190-$193	$225-$228
Add back (deduct):		
Change in operating assets and liabilities	--	--
Net cash provided by operating activities before changes in operating assets and liabilities	$190-$193	$225-$228

EBITDA is defined as net income plus interest, income tax expense, depreciation, depletion and amortization. Southwestern has included information concerning EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the company's profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies. Net income is a financial measure calculated and presented in accordance with generally accepted accounting principles. The table below reconciles 2004 forecasted EBITDA with 2004 forecasted net income.

	2004 Guidance	
	NYMEX Commodity Price Assumptions	
	$5.00 Gas $30.00 Oil	$6.00 Gas $34.00 Oil
	(in millions)	
Net income	$72-$75	$94-$97
Add back:		
Provision for income taxes - deferred	44-45	58-59
Interest expense	17-19	17-19
Depreciation, depletion and amortization	73-75	73-75
EBITDA	$207-$210	$242-$245

Southwestern will host a teleconference call on Friday, July 30, 2004, at 10:00 a.m. Eastern to discuss the company's second quarter 2004 results. The toll-free number to call is 800-500-0311 and the reservation number is 458189. The teleconference can also be heard "live" over the Internet at the company's website: http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**
Executive Vice President
and Chief Financial Officer
(281) 618-4803

Brad D. Sylvester, CFA
Manager, Investor Relations
(281) 618-4897

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, as well as various other factors beyond the company's control, and any other factors listed in the reports the company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the company's performance is included in the company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2003.

Financial Summary Follows

# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30	Three Months		Six Months	
	2004	2003	**2004**	2003
Exploration & Production				
Production				
Affiliated gas sales (MMcf)	**1,657**	1,790	**3,349**	3,456
Unaffiliated gas sales (MMcf)	**10,124**	7,469	**18,947**	13,904
Total gas production (MMcf)	**11,781**	9,259	**22,296**	17,360
Oil production (MBbls)	**140**	139	**292**	264
Total equivalent production (MMcfe)	**12,621**	10,093	**24,048**	18,944
Commodity Prices				
Average realized gas price per Mcf	**$5.25**	$4.28	**$5.09**	$4.22
Average realized oil price per Bbl	**$28.68**	$27.40	**$28.55**	$27.54
Operating Expenses per Mcfe				
Lease operating expenses	**$0.39**	$0.36	**$0.39**	$0.39
Taxes, other than income taxes	**$0.28**	$0.23	**$0.27**	$0.25
General & administrative expenses	**$0.35**	$0.40	**$0.37**	$0.42
Full cost pool amortization	**$1.18**	$1.17	**$1.18**	$1.17
Marketing				
Gas volumes marketed (MMcf)	**13,143**	10,207	**25,424**	18,723
Gas Distribution				
Deliveries (Bcf)				
Sales and end-use transportation	**3.9**	3.8	**13.7**	14.5
Off-system transportation	**-**	0.1	**1.0**	0.1
Number of customers - period end	**140,227**	137,690	**140,227**	137,690
Average sales rate per Mcf	**$11.06**	$9.74	**$8.73**	$7.34
Heating weather - degree days	**261**	279	**2,322**	2,554
- percent of normal	**84%**	90%	**95%**	104%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months		Six Months	
Periods Ended June 30	**2004**	2003	**2004**	2003
	(in thousands, except share/per share amounts)			
Operating Revenues				
Gas sales	$ **73,838**	$ 49,286	$ **174,857**	$ 126,993
Gas marketing	**15,674**	11,667	**24,860**	24,273
Oil sales	**4,008**	3,821	**8,342**	7,280
Gas transportation and other	**2,907**	1,713	**8,158**	6,596
	96,427	66,487	**216,217**	165,142
Operating Costs and Expenses				
Gas purchases - utility	**3,518**	2,199	**35,050**	29,247
Gas purchases - marketing	**14,572**	10,850	**22,635**	22,408
Operating expenses	**10,498**	9,248	**20,210**	18,294
General and administrative expenses	**8,264**	7,663	**16,274**	15,546
Depreciation, depletion and amortization	**17,091**	13,686	**32,617**	26,069
Taxes, other than income taxes	**4,238**	2,895	**7,878**	5,958
	58,181	46,541	**134,664**	117,522
Operating Income	**38,246**	19,946	**81,553**	47,620
Interest Expense				
Interest on long-term debt	**4,376**	4,075	**8,797**	9,002
Other interest charges	**316**	337	**828**	722
Interest capitalized	**(745)**	(501)	**(1,293)**	(866)
	3,947	3,911	**8,332**	8,858
Other Income (Expense)	**(868)**	(63)	**(547)**	1,359
Income Before Income Taxes, Minority Interest &				
Accounting Change	**33,431**	15,972	**72,674**	40,121
Minority Interest in Partnership	**(431)**	(609)	**(830)**	(1,374)
Income Before Income Taxes & Accounting Change	**33,000**	15,363	**71,844**	38,747
Provision for Income Taxes - Deferred	**12,210**	5,837	**26,582**	14,724
Income Before Accounting Change	**20,790**	9,526	**45,262**	24,023
Cumulative Effect of Adoption of Accounting Principle	**-**	-	**-**	(855)
Net Income	$ **20,790**	$ 9,526	$ **45,262**	$ 23,168
Basic Earnings Per Share:				
Income Before Accounting Change	**$0.58**	$0.27	**$1.27**	$0.76
Cumulative Effect of Adoption of Accounting Principle	**-**	-	**-**	(0.03)
Net Income	**$0.58**	$0.27	**$1.27**	$0.73
Diluted Earnings Per Share:				
Income Before Accounting Change	**$0.56**	$0.26	**$1.23**	$0.74
Cumulative Effect of Adoption of Accounting Principle	**-**	-	**-**	(0.03)
Net Income	**$0.56**	$0.26	**$1.23**	$0.71
Weighted Average Common Shares Outstanding:				
Basic	**35,671,456**	35,053,171	**35,610,454**	31,614,921
Diluted	**36,825,281**	36,087,726	**36,719,929**	32,558,360

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

June 30		**2004**		2003
		(in thousands)		
ASSETS				
Current Assets	$	**91,370**	$	65,414
Investments		**13,295**		14,231
Property, Plant and Equipment, at cost		**1,596,303**		1,373,737
Less: Accumulated depreciation, depletion and amortization		**738,020**		680,391
		858,283		693,346
Other Assets		**15,490**		15,788
	$	**978,438**	$	788,779
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$	**107,591**	$	77,452
Long-Term Debt		**278,000**		247,800
Deferred Income Tax Liabilities		**173,397**		125,486
Other Liabilities		**27,007**		27,654
Commitments and Contingencies				
Minority Interest in Partnership		**12,483**		13,298
Shareholders' Equity				
Common stock, $.10 par value; authorized 75,000,000 shares, issued 37,225,584 shares		**3,723**		3,723
Additional paid-in capital		**124,680**		121,149
Retained earnings		**292,147**		221,156
Accumulated other comprehensive income (loss)		**(24,201)**		(26,299)
Less: Common stock in treasury, at cost, 1,058,245 shares in 2004 and 1,650,492 shares in 2003		**(11,789)**		(18,388)
Unamortized cost of restricted shares issued under stock incentive plans, 418,125 shares in 2004 and 496,429 shares in 2003		**(4,600)**		(4,252)
		379,960		297,089
	$	**978,438**	$	788,779

STATEMENTS of CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

		Six Months		
Periods Ended June 30		**2004**		2003
		(in thousands)		
Cash Flows From Operating Activities				
Net income	$	**45,262**	$	23,168
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Depreciation, depletion and amortization		**34,372**		27,668
Deferred income taxes		**26,582**		14,724
Ineffectiveness of cash flow hedges		**1,239**		(556)
Gain on sale of other property, plant & equipment		**(1,534)**		-
Equity in (income) loss of NOARK partnership		**545**		(1,444)
Minority interest in partnership		**356**		799
Cumulative effect of adoption of accounting principle		**-**		855
Change in operating assets and liabilities		**13,651**		5,094
Net cash provided by operating activities		**120,473**		70,308
Cash Flows From Investing Activities				
Capital expenditures		**(124,234)**		(80,468)
Distribution from NOARK partnership		**-**		2,500
Proceeds from sale of other property, plant & equipment		**1,906**		-
Increase in gas stored underground		**-**		(1,705)
Other items		**(74)**		(479)
Net cash used in investing activities		**(122,402)**		(80,152)
Cash Flows From Financing Activities				
Issuance of common stock		**-**		103,213
Payments on revolving long-term debt		**(210,300)**		(184,900)
Borrowings under revolving long-term debt		**209,500**		90,300
Debt issuance costs		**(1,514)**		-
Change in bank drafts outstanding		**898**		218
Proceeds from exercise of common stock options		**3,154**		1,292
Minority interest contributions		**-**		44
Net cash provided by financing activities		**1,738**		10,167
Increase (decrease) in cash		**(191)**		323
Cash at beginning of year		**1,277**		1,690
Cash at end of period	$	**1,086**	$	2,013

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Gas Distribution	Marketing Transportation & Other	Eliminations	Total
			(in thousands)		
Quarter Ending June 30, 2004					
Revenues	$ 65,872	$ 23,012	$ 73,925	$ (66,382)	$ 96,427
Gas purchases	-	12,994	71,332	(66,236)	18,090
Operating expenses	4,954	5,569	-	(25)	10,498
General & administrative expenses	4,434	3,645	306	(121)	8,264
Depreciation, depletion & amortization	15,444	1,616	31	-	17,091
Taxes, other than income taxes	3,588	616	34	-	4,238
Operating Income (Loss)	$ 37,452	$ (1,428)	$ 2,222	$ -	$ 38,246
Capital Investments	$ 66,428	$ 1,241	$ 533	$ -	$ 68,202
Quarter Ending June 30, 2003					
Revenues	$ 43,489	$ 20,637	$ 50,009	$ (47,648)	$ 66,487
Gas purchases	-	11,467	49,079	(47,497)	13,049
Operating expenses	3,615	5,662	-	(29)	9,248
General & administrative expenses	4,000	3,490	295	(122)	7,663
Depreciation, depletion & amortization	12,117	1,534	35	-	13,686
Taxes, other than income taxes	2,281	592	22	-	2,895
Operating Income (Loss)	$ 21,476	$ (2,108)	$ 578	$ -	$ 19,946
Capital Investments	$ 46,784	$ 3,099	$ 216	$ -	$ 50,099
Six Months Ending June 30, 2004					
Revenues	$ 124,943	$ 84,271	$ 135,453	$ (128,450)	$ 216,217
Gas purchases	-	54,342	131,470	(128,127)	57,685
Operating expenses	9,328	10,962	-	(80)	20,210
General & administrative expenses	8,870	7,084	563	(243)	16,274
Depreciation, depletion & amortization	29,336	3,217	64	-	32,617
Taxes, other than income taxes	6,528	1,284	66	-	7,878
Operating Income	$ 70,881	$ 7,382	$ 3,290	$ -	$ 81,553
Capital Investments	$ 123,011	$ 3,180	$ 648	$ -	$ 126,839
Six Months Ending June 30, 2003					
Revenues	$ 83,225	$ 78,144	$ 98,041	$ (94,268)	$ 165,142
Gas purchases	-	49,634	95,952	(93,931)	51,655
Operating expenses	7,342	11,047	-	(95)	18,294
General & administrative expenses	7,865	7,262	661	(242)	15,546
Depreciation, depletion & amortization	22,931	3,068	70	-	26,069
Taxes, other than income taxes	4,674	1,236	48	-	5,958
Operating Income	$ 40,413	$ 5,897	$ 1,310	$ -	$ 47,620
Capital Investments	$ 75,232	$ 4,940	$ 296	$ -	$ 80,468